Exhibit 99.8

Translation for Informational Purposes

ANNUAL REPORT OF THE CHIEF EXECUTIVE OFFICER (“CEO”) OF

CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V.

Fiscal Year 2023

2023 was an extraordinary year of intense work, to achieve challenges that celebrate our 25 years. The successful listing on the New York Stock Exchange (NYSE: VTMX) in July, and the subsequent follow-on at the end of the year have shown us our capabilities as a team and reinforce our commitment as a company that aims for global positioning.

This event is supported by excellent results based on our correct planning and efficient strategic execution, with which we are about to conclude the objectives of the Level 3 Strategic Plan, while we prepare the plan that will succeed it for the next 5 years.

Continuing to detect in time the opportunities presented by the current environment and the macroeconomic fundamentals of our country, have allowed us growth based on our efficient portfolio in development, our leasing and renewal capacity, the continuous increase in rents, a great occupancy and successful financial indicators that support our growth plans.

•	Vesta announced the closing of its Initial Public Offering (IPO) in the United States on July 5, 2023, with 14,375,000 ADSs (American Depositary Shares”), representing 143,750,000 common shares at US$ 31.00 per ADS. Gross income was approximately US$ 445.6 million, which will be invested in the growth strategy. The subsequent offer, on December 13, meant additional income of US$ 148.8 million.

•	Vesta achieved strong leasing activity in 2023, reaching a total of 7.9 million sf; 4.5 million sf of which were from new leases with clients such as Polaris, Tesla, Foxconn, Samsung, Sumitomo, among others; while lease renewals reached 3.4 million, with a six-year average weighted lease life.

•	Renewals and re-leasing for the year 2023, reached 4.1 million sf, with renewals spreads reaching 4% in line with inflation, while releasing spreads of 20%. The weighted average spread for the year was 6.2%.

•	Same store NOI grew 9.5% in 2023.

•	With this, Vesta reached a total of 37.3 million square feet of gross leasable area at the end of the year.

•	By the end of the fourth quarter, our total development pipeline is 3.2 million square feet with an expected investment of US$ 267.1 million and an average cap rate of 9.8%.

•	Vesta again delivered exceptional financial results, with 2023 revenues increasing almost 20% to US$ 212.5 million and NOI and EBITDA margins of 94.5% and 81.9%, respectively.

•	2023 Vesta FFO reached US$ 127.8 million, a 23.0% year on year increase. We invested more than US$ 263 million in innovative, best-in-class projects throughout the year.

•	The ESG strategy was rigorously implemented, achieving the following breakthroughs: ESG area participation in 100% of tenant meetings; corporate training on climate Risk and

Sustainable Taxonomy; training program for companies and Human Rights for suppliers; first Risk Analysis in terms of Human Rights (with collaborators, clients, suppliers and communities participation); and the first Sustainable Taxonomy analysis created to make business decisions and align ourselves with the demands of the relevant actors, as well as to improve financing conditions, among others.

•	On the other hand, we restructured the Social Investment strategy, including foundation audits and action plans, refocusing the causes to support, and creating standard evaluation methodologies.

•	Thanks to the actions and active participation of the team, we are part of the S&P/BMV Total ESG index for the third consecutive year, along with 28 other issuers. In addition, we are part of the S&P Yearbook 2023, the CSA index where companies that have stood out in terms of ESG in their sector appear.

•	Regarding the environmental aspect, we achieved operating certifications granted by BOMA, LEED +M and Edge, and we achieved LEED certifications for 7 new constructions. Edge recognized us as global champions for our participation.

Our approach and alignment to processes improves team performance and will help us have even more solid, transparent, and visible results, thanks to everyone’s participation. Together, we are taking Vesta to the next level, with our wealth of local knowledge and experience, as well as a global vision, as we prepare our next 5-year plan for 2025-2029.

Our commitment reflects our successful 25 years of solid growth and great results, backed by the confidence of investors. We reiterate our purpose, focused on all our stakeholders.

I.        Business Strategy

The business of the Company and its subsidiaries during the fiscal year 2023, was conducted in accordance with the organizational objectives matrix established by the management to that end and according to the Level 3 Strategic Plan.

II.       Compliance with the Resolutions of the Shareholders and the Board of Directors.

I am pleased to inform that all agreements and resolutions adopted by the shareholders and the board of directors during the fiscal year 2023 were duly completed and executed, except for those which due to their own nature require more time for completion or require of a series of actions; however, for the latter, the Company and its subsidiaries have taken appropriate actions to ensure their fulfillment.

III.        Internal Controls and Audit

During the fiscal year of 2023, the internal audit department of the Company worked according to the internal audit statute approved by the board of directors and reviewed projects and specific areas of the Company. The findings were periodically submitted to the audit committee and the management is taking the necessary actions to attend the findings and ensure that the internal processes of the Company are duly complied with.

IV.       Information and Relevant Events

All the information and relevant events of the Company and its subsidiaries have been duly filed and reported to the corporate instances of the Company and to the relevant authorities in terms of the applicable laws and in compliance with the requirements of the corresponding authorities.

V.       Operations Related to the Repurchase of Shares

The general ordinary shareholders’ meeting held on March 30th, 2023, approved to maintain the amount of US$100,000,000.00 or its equivalent in Pesos, legal currency of United States of Mexico, as a revolving amount of the share’s repurchase program of the Company for 2023.

During 2023, the Share Repurchase Program had no activity.

VI.       Corrective and Responsibility Actions

During the fiscal year ended on December 31st, 2023, and as of this date, the Company has applied corrective measures to its internal processes, derived from the findings of the revisions made by our internal audit department.

Notwithstanding the foregoing, none of the findings had required the initiation of responsibility actions against the persons involved in the administration of the Company, since none of said findings constituted a loss for the Company.

VII.       Capital Contributions

All capital contributions by the shareholders of the Company have been duly paid, and as of this date and there are no pending contributions.

VIII.       Payment of Dividends

Dividends declared by the Company from previous fiscal year had been fully paid. Dividends declared by the shareholders’ meeting of March 30th, 2023, were paid in four installments, three in 2023 and the last in January 2024, in strict compliance of that resolved by the shareholders of the Company as per the recommendation of the board of directors.

IX.       Accounting and Information System

The accounting and reporting systems of the Company and its subsidiaries are kept in a complete and correct manner and in compliance with the U.S. Public Company Accounting Oversight Board (“PCAOB”), and the “IFRS”, lnternational Financial Reporting Standards issued by the lnternational Accounting Rules Bureau and other rules and legal provisions applicable to the Company.

X.       Financial Information

In compliance with the provisions of Article 44, section XI of the Securities Market Law and Article 172 of the General Corporations Law, it is hereby reported that the business strategy of the Company and its subsidiaries, has been at all times, within the strategic goals and objectives established by the administration at the beginning of each calendar year and according to the Level 3 Strategic Plan.

Attached hereto as Annex "1" are: (i) the audited consolidated financial statements of the Company and its subsidiaries, which reflect the true, complete and correct financial position of the Company and its subsidiaries for the fiscal year ended December 31st, 2023, (ii) the consolidated income statement of the Company and its subsidiaries for the fiscal year ended December 31st, 2023, (iii) a statement of changes in the financial position of the Company during the fiscal year ended December 31st, 2023, (iv) a statement of changes in the items comprising the Company's patrimony expressed on a consolidated basis during the fiscal year ended December 31st, 2023, (v) the notes necessary to complete and clarify the information; and (vi) the report of the external auditor of the Company with respect to its review to the consolidated financial statements of the Company and its subsidiaries prepared for the fiscal year ended December 31st, 2023.

XI.       Responsibility Actions Against Third Parties

During the fiscal year ended on December 31st, 2023, none of the Company or its subsidiaries was in the need to initiate any legal proceedings against third parties due to damages caused to the Company and/or any of its subsidiaries, except for those litigation and collection procedures incurred in the ordinary course of business of the Company and its subsidiaries.

Mexico City, January 14th, 2024

/S/

Lorenzo Dominique Berho Carranza

Chief Executive Officer

Corporación Inmobiliaria Vesta, S.A.B. de C.V.